Exhibit 21.1

SUBSIDIARIES

Armstrong Energy, Inc.’s principal subsidiaries as of December 31, 2012 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary Name	Jurisdiction of Incorporation
Armstrong Energy Holdings, Inc.	DE
Armstrong Coal Company, Inc.	DE
Armstrong Fabricators, Inc.	DE
Armstrong Logistics Services, LLC	KY
Western Diamond LLC	NV
Western Land Company, LLC	KY
Elk Creek GP, LLC	DE